Exhibit 99.1

Claude Produces 20,619 Ounces of Gold in Q2 and Increases 2015 Gold Production Guidance

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

Highlights:

•	2015 gold production guidance increased to 68,000 to 72,000 ounces
•	Q2 gold production of 20,619 ounces, a 10% increase over Q2 2014
•	1H 2015 gold production of 41,686 ounces, a 39% increase over 1H 2014
•	Q2 2015 mill head grade of 8.88 grams per tonne, a 15% increase over Q2 2014
•	Increased cash and bullion (1) to $20.9 million which exceeds long-term debt

SASKATOON, July 7, 2015 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") reported second quarter 2015 gold production of 20,619 ounces, a 10% increase from the second quarter of 2014. The record breaking first half performance of 41,686 ounces of gold has resulted in the Company increasing its gold production guidance to 68,000 to 72,000 ounces in 2015 from its original guidance of 60,000 to 65,000 ounces. Over the last four quarters, the Company has produced 74,584 ounces of gold.

Brian Skanderbeg, President and CEO commented, "By following up a record first quarter with a strong second quarter, we are in a position to achieve two consecutive years of record performance. The strong production performance and grades are a result of increased contribution from the higher grade Santoy Gap deposit and from the implementation of the Alimak mining method at the Seabee Mine."

"Along with strong operating results we have remained on budget. Our financial discipline along with higher production has increased our free cash flow yield and allowed us to increase our cash and bullion (1) to $20.9 million – resulting in a positive net debt position at quarter end. Our focus has been to improve operating execution, generate free cash flow and strengthen the balance sheet; our performance over the last five quarters demonstrates that what we are doing is working and is sustainable."

Production Highlights	Q2 2015	Q2 2014	Change	YTD 2015	YTD 2014	Change
Seabee Gold Mine
Tonnes milled	33,064	52,296	-37%	61,416	89,332	-31%
Head grade (grams per tonne)	8.79	8.77	0%	10.60	8.17	30%
Ounces	9,016	14,000	-36%	20,101	22,285	-10%
Santoy Mine Complex
Tonnes milled	41,717	27,450	52%	80,614	54,784	47%
Head grade (grams per tonne)	8.96	5.65	59%	8.65	4.66	86%
Ounces	11,603	4,742	145%	21,585	7,801	177%

Total tonnes milled	74,781	79,746	-6%	142,030	144,116	-1%
Average head grade (grams per tonne)	8.88	7.70	15%	9.49	6.83	39%
Recovery (%)	96.5	95.0	2%	96.2	95.0	1%
Total gold produced (ounces)	20,619	18,742	10%	41,686	30,086	39%
Total gold sold (ounces)	20,534	17,690	16%	37,860	28,555	33%

Total mill throughput during the quarter of 74,781 tonnes was slightly below budget but was offset with higher grades averaging 8.88 grams of gold per tonne and a recovery rate of 96.5%. The increase in gold production is due to replacing the lower grade Santoy 8 ore with higher grade Santoy Gap ore, mine sequencing and positive reconciliation on grade at both the Seabee and Santoy mines. The Santoy Gap deposit continued to advance ahead of schedule by averaging 458 tonnes per day for the quarter.

Exploration
During the quarter, development of a drill chamber to test depth extensions of the Santoy Mine Complex was initiated. The 2015 Santoy exploration program, of approximately 35,000 metres, is anticipated to begin once the drill chamber is complete near the end of the third quarter. At the Seabee Gold Mine, the 30,000 metre underground drill program has begun testing seven high priority near mine targets. Results from the Seabee Gold Mine underground program are expected by the end of the third quarter while results from the Santoy Mine Complex are expected later in the year.

Outlook
Based on the record operating performance in the first half of 2015, the Company has increased its annual gold production guidance to 68,000 to 72,000 ounces from the Seabee Gold Operation. Mill throughput is expected to average approximately 800 tonnes per day while grades are expected to be more in-line with mineral reserve grades.

Release Date for Q2 Operating and Financial Results
Further information regarding Claude's second quarter operating and financial results will be released on August 13, 2015. The Company will also conduct a conference call and webcast following the news release. Specific details of the conference call and webcast will be announced shortly.

Footnotes

(1)	Cash and bullion relates to current cash on hand of $16.8 million and $4.1 million of bullion (gold poured in dore bars which has not yet been sold and is valued at market prices)

Claude Resources Inc. is a publicly traded gold exploration and mining company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Its asset base is located entirely in Canada and since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Brian Skanderbeg, President & CEO, Phone: (306) 668-7505; or, Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7501, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 07:00e 07-JUL-15